Pearson Head Office 80 Strand London WC2R 0RL, UK +44 (0)20 7010 2324 info@pearson.com pearson.com

VIA EDGAR AND E-MAIL

August 11, 2016

Andrew Mew

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc

Form 20-F for the Year Ended December 31, 2015

Filed March 23, 2015

File No. 001-16055

Dear Mr. Mew,

The following sets out the response of Pearson plc (the “Company” and together with its consolidated subsidiaries, the “Group”) to the comments set forth in your letter of July 29, 2016 regarding the above referenced filing (the “2015 20-F”). For ease of review we have set out each of the comments together with the Company’s response.

Form 20-F for the year ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Results of Operations

Sales and Operating Profit by Segment, page 30

1.	We note your disclosure of the non-GAAP financial measure adjusted operating profit. Please revise to disclose the reasons why management believes the presentation provides useful information to investors regarding your financial condition and results. See guidance in Item 10(e)(1)(i)(C).

Response:

One pages 30 and 31 we included the following disclosure in relation to our adjusted operating profit measure (note that in the 2015 20-F this disclosure is followed by a table which reconciles, by segment and for the Group as a whole, statutory operating profit to adjusted operating profit):

“Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments.

In our adjusted operating profit we have excluded other net gains and losses, acquisition costs and amortization and impairment of acquired intangibles. The intangible charges relate to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. Neither of these charges are considered to be fully reflective of the underlying performance of the Group. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as they distort the performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group.”

As noted in our disclosure, adjusted operating profit is one of the key financial measures used by management to evaluate performance and allocate resources to our business segments but it is also a key measure that is monitored by investors. We believe investors also find adjusted operating profit to be a useful financial measure as it enables them to track the underlying operational performance of the Group. By excluding income and expenditure items that are acquisition or disposal related the measure allows investors to consistently track the performance of the Group, and its segments, between periods.

In future 20-F filings we will revise our disclosure to refer specifically to investors and address the reasons why we believe they benefit from the presentation of adjusted operating profit, as follows:

“Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income or expenditure relating to acquisition and disposal transactions.

In our adjusted operating profit we have excluded other net gains and losses, acquisition costs and amortization and impairment of acquired intangibles. The intangible charges relate only to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. We do not believe these charges are relevant to an understanding of the underlying performance of the Group. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These acquired intangible assets continue to be supported by ongoing expenditure that is reported within our adjusted operating profit measure. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as it is important to highlight their impact on operating profit, as reported, in the period in which the disposal transaction takes place in order to understand the underlying trend in the performance of the Group.”

Note 7. Income Tax, page F-30

2.	We note your disclosure that the adjustments in respect of prior years in 2015, 2014 and 2013 mainly relate to changes in estimates arising from uncertain tax positions following agreement of historical tax positions. In light of the fact that these are significant amounts and appear to consistently occur, please explain to us the nature of the adjustments in each of the years presented and tell us why the adjustments continue to occur in significant amount each year.

Response

The reported adjustments to prior years are shown in the table below:

£ millions	2015	2014	2013
Adjustments to prior years: Current tax	42	30	(7)
Adjustments to prior years: Deferred tax	9	2	35

Adjustments to prior years: Total	51	32	28

Adjustments to prior years generally arise for three reasons:

•	The reassessment of prior year liabilities in light of new developments in the year including the outcome of audits and settlements with tax authorities.

•	Differences between the assumptions used for the purposes of calculating year-end tax provisions and the assumptions subsequently used for those calculations when filing tax returns in the following year. These differences mainly arise from the reassessment of the tax deductibility of certain types of expenditure in light of additional information or documentation of these expenditures that was not available at the time of preparing year-end tax provisions.

•	The reassessment of the recoverability of deferred tax items relating to temporary differences arising in prior years.

The significant adjustments that occurred from 2013 to 2015 mainly related to the outcome of audits and settlements with tax authorities relating to historical tax positions. In this period we settled various uncertain tax positions in the US following IRS audits covering the years from 2008 to 2012. We had not been subject to an IRS audit for a number of years prior to 2008 and in the period subject to audit we completed several major business disposals.

In 2013, the IRS concluded on the majority of the open issues relating to the audits of the Group’s US tax positions for 2008 through to 2010 including the treatment of major business disposals in that period. As a result of the settlement we paid a substantial amount of tax to the authorities and finalised a number of previously uncertain tax positions realizing a credit in the income statement of £42m. Also in 2013, following discussion with the UK tax authorities, the Group revised its estimate of the tax liability associated with disposals made in 2011 and recognized an additional charge of £7m. The remaining prior year charge of £7m mainly relates to the difference between tax provisions made at the year-end for 2012 and the subsequent tax filings in various tax jurisdictions. The filings in the US led to revisions to estimates of both current and deferred tax which although not significant in aggregate were reflected as prior year adjustments in both the current and deferred tax categories.

In 2014, we made further progress on the outstanding issues arising from the IRS audits of 2008 to 2010 and concluded on the majority of the issues from the subsequent IRS audit of the 2011 and 2012 tax years. The settlements again gave rise to significant tax payments and the finalization of uncertain tax provisions realizing a net credit of £28m. The balance of the prior year adjustments for 2014 (£4m credit) related to both ‘true ups’ between provision and tax filings and the reassessment of the recoverability of certain deferred tax items.

In 2015 we finalised the open issues on both the 2008-10 and 2011-12 US audits with further payments and credits of £17m. Also in 2015, a US state audit had progressed sufficiently to allow us to revise uncertain state tax positions relating to the years from 2005 to 2012 with a resulting credit of £17m. In the UK in 2015, we booked an £8m benefit following the reassessment of transfer pricing exposures following positive outcomes in similar claims. The balance of the prior year adjustment of £9m in 2015 related to other smaller settlements with authorities as well as various other ‘true ups’ and deferred tax reassessments.

At this point we are not currently expecting any major audit or settlement activity that would give rise to prior year adjustments in 2016 at the level seen in recent years.

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Coram Williams

Coram Williams

Chief Financial Officer

cc:	Kristin Shifflett, SEC

Claire Erlanger, SEC

Morgan, Lewis & Bockius LLP

PricewaterhouseCoopers LLP